                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1997

                                       OR


         [     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from      to

Commission file number 1-9618



                   NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
                         401(k) RETIREMENT SAVINGS PLAN
                   -------------------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


         Navistar International Transportation Corp. 401(k) Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    EXHIBITS
                                    --------


Exhibit Number      Description                                        11-K Page
--------------      -----------                                        ---------
      23            Consent of Deloitte & Touche LLP                      E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.



                    Navistar International Transportation Corp.
                    -------------------------------------------
                          401(k) Retirement Savings Plan
                          ------------------------------

                            By:        /s/ Mark T. Schwetschenau
                                       -------------------------
                            Name:          Mark T. Schwetschenau
                            Title:         Member, Navistar International
                                           Transportration Corp.
                                           Pension Fund Investsment
                                           Committee


                                           June 26, 1998

                                                                      APPENDIX 1


NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------


    TABLE OF CONTENTS                                                    Page
    -----------------                                                    ----

    INDEPENDENT AUDITORS' REPORT                                           2

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
    AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
    DECEMBER 31, 1997:
       Statements of Net Assets Available for Benefits                     3
       Statements of Changes in Net Assets
          Available for Benefits                                           4
       Notes to Financial Statements                                       5


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes -
          Item 27(a) (Schedule I)                                         13
       Schedule of Reportable Transactions
          - Item 27(d) (Schedule II)                                      14




    All other schedules are omitted because of the absence of the conditions under which they are required.

    ----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp.:

We have audited the accompanying financial statements of the Navistar International Transportation Corp. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 22, 1998
Chicago, Illinois

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
-----------------------------------------------

                                                                        1997                 1996
                                                                    ------------         ------------
ASSETS

INVESTMENTS:

Navistar Pooled Stock Master Trust Fund - at market value
 (1997  -697,325  units of participation,
  cost $5,428,589 and 1996 - 316,459 units of
  participation, cost $4,624,202)                                   $ 4,588,397          $    813,615
American Express Trust Collective Income Fund II -
  at market value (1997 - 2,570,366 shares,
  cost $38,762,716 and 1996 - 2,738,743 shares,
  cost $40,450,743)                                                   44,709,382           44,923,143
American Express Trust Equity Index Fund - at
  market value (1997 - 1,470,875 shares,
  cost $21,348,377 and 1996 - 1,393,755 shares,
  cost $17,988,820)                                                   40,084,274           28,580,333
IDS Selective Fund (Y) - at market value
  (1997 - 767,551 shares, cost $7,075,797
  and 1996 - 682,710 shares, cost $6,321,013)                          7,046,114            6,215,389
IDS New Dimensions Fund (Y) - at market
  value (1997 - 2,786,925 shares, cost
  $46,516,206 and 1996 - 2,528,099 shares,
  cost $38,101,865)                                                   66,501,616           52,351,870
Templeton Foreign Fund - at market value
  (1997 - 769,713 shares, cost $7,761,131 and
  1996 - 585,680 shares, cost $5,582,480)                              7,658,640            6,067,643
Participant loans                                                      3,987,776            3,780,417
                                                                   -------------         ------------

  Total investments                                                  174,576,199          142,732,410

RECEIVABLES:

Participant pre-tax contributions                                        552,738              418,526
Participant after-tax contributions                                        8,302               15,468
                                                                    ------------         ------------

  Total receivables                                                      561,040              433,994
                                                                    ------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS                                   $175,137,239         $143,166,404
                                                                    ============         ============

See notes to financial statements.
-----------------------------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
----------------------------------------------------------

                                                           1997                    1996                    1995
                                                       ------------            ------------            ------------
ADDITIONS TO NET ASSETS:
Investment income:
     Net realized/unrealized appreciation
        in fair value of investments                   $ 22,076,270            $ 15,956,443            $ 15,862,135
     Interest and dividend income                         6,574,937               3,002,265               2,359,561
                                                       ------------            ------------            ------------
         Total investment income                         28,651,207              18,958,708              18,221,696

Participant contributions:
     Pre-tax contributions                               12,292,840              14,347,613              12,170,578
     After-tax contributions                                196,762                 259,617                 213,401
                                                       ------------            ------------            ------------
         Total participant contributions                 12,489,602              14,607,230              12,383,979

Rollovers from other qualified plans                        192,400                 475,051                 554,164
Transfers from other qualified plans - net                        -                 764,687                       -
Other                                                             -                  (1,240)                  9,664
                                                       ------------            ------------            ------------
         Total additions to net assets                   41,333,209              34,804,436              31,169,503
                                                       ------------            ------------            ------------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                             8,575,373               8,137,132               4,853,595
Transfers to other qualified plans - net                    787,001                       -                       -
                                                       ------------            ------------            ------------
         Total deductions from net assets                 9,362,374               8,137,132               4,853,595
                                                       ------------            ------------            ------------

         Net increase                                    31,970,835              26,667,304              26,315,908

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR                                  143,166,404             116,499,100              90,183,192
                                                       ------------            ------------            ------------

     END OF YEAR                                       $175,137,239            $143,166,404            $116,499,100
                                                       ============            ============            ============


See notes to financial statements.
-------------------------------------------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

NOTES TO FINANCIAL STATEMENTS FOR THE THREE YEARS
ENDED DECEMBER 31, 1997, 1996 AND 1995
-------------------------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar International Transportation Corp. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain of its affiliates who are participating under the Plan who meet certain length of service requirements. The Plan was established February 1, 1965, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 and to modify the provisions of the Plan. Administrative expenses relating to the Plan are paid by the Company.

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee.

         Contributions - Contributions may be made to the Plan on a pre-tax basis, an after-tax basis, or a combination of both. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 20 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($9,500, $9,500, and $9,240 for 1997, 1996, and 1995, respectively).
         After-tax contributions are subject to annual maximum limits of 10 percent of annual compensation. Both pre-tax and after-tax contributions may be elected at a minimum level of 1 percent of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, neither after-tax contributions nor pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

         The Plan permits the Company to make matching and discretionary contributions. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service.

         In general, participation in this plan is limited to those eligible salaried employees of the Company whose initial date of hire is prior to January 1, 1996, and to eligible salaried employees of certain affiliates.

         Non-vested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions, employee after-tax contributions and rollover contributions are fully vested immediately. The Company did not make any matching or discretionary contributions to the Plan during any of the three years in the period ended December 31, 1997.

         Investment Options - Participants may direct the investment of their account assets as follows:

              American Express Trust Collective Income Fund II is a diversified pool of investment contracts varying in maturity date, size and yield and short-term cash instruments;

              American   Express   Trust  Equity  Index  Fund  is  a  collective
              investment fund which invests primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index;

              IDS Selective Fund (Y) is a mutual fund which invests primarily in investment grade corporate bonds, government bonds, and other debt securities;

              IDS New Dimensions Fund (Y) is a mutual fund which invests primarily in ordinary common stock of United States companies;

              Templeton Foreign Fund is a specialty growth fund which invests primarily in common stocks and other securities of companies and governments outside the United States.

              Effective May 1, 1997, the Navistar International Corporation Common Stock Pooled Fund was re-established as an investment option within this Plan. The Fund was previously closed to new contributions. Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

              The shares of Navistar International Corporation and the units of a money market fund are pooled and represented by units of the Company Stock Pool (the "Pool"). The value of each unit of the is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

              The Navistar International Corporation Common Stock Pooled Fund became a master trust ("Master Trust Fund") effective July 1, 1997.

              The plans participating in the Master Trust Fund are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except for the fact that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

          The participating plans in the Master Trust Fund and their percent interest as of December 31, 1997, is as follows:

                Navistar International Transportation Corp.
                401(k) Retirement Savings Plan                         83.7%

                Navistar International Transportation Corp.
                401(k) Plan for Represented Employees                  13.7%

                Navistar Retirement Accumulation Plan                   2.6%

         Company contributions, other than salary reduction contributions, made prior to October 1, 1991, were invested in Navistar International Corporation Common Stock until the employee attained age 55 and elected a different investment option. Effective October 1, 1991, existing account balances arising from such past Company contributions may, at the direction of the participants, be transferred from the Navistar Pooled Stock Fund to the other available investment options.

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting. All investments are presented at published market values. The loans to participants are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Valuation of Investments - Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

         Participant Withdrawals - As of December 31, 1997 and December 31, 1996, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3.       TAX STATUS OF THE PLAN

         The Internal Revenue Service has issued a favorable determination letter, dated April 1996, that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and thus the Plan and related trust are exempt from federal income taxes under
         Section 501(a) of the Code as of the financial statement date.

4.       VOLUNTARY WITHDRAWAL

         Participants may request either an in-service or hardship withdrawal of certain of their account assets. An in-service withdrawal may be made for a portion of the value of the assets purchased with the participants' after-tax contributions and investment earnings thereon. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

5.       TERMINATION OF EMPLOYMENT

         A  participant's   vested  account  is  distributable  at  the  time  a
         participant separates from service with the Company, suffers a total and permanent disability or dies.

         When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $3,500 or less. If the asset value is more than $3,500, the participant has the option of receiving the account upon separation or deferring receipt until no later than April 1 following the year in which the participant becomes age 70-1/2 if the participant terminated employment prior to April 1, 1992, or age 65 if the participant terminated employment on or after April 1, 1992. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

 6.      AMENDMENT OR TERMINATION OF THE PLAN

         Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and the Code. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

 7.      INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS

         The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1997 and 1996 are as follows:

                                                                1997                 1996
                                                             -----------          -----------


         American Express Trust Collective Income Fund II    $44,709,382          $44,923,143

         American Express Trust Equity Index Fund             40,084,274           28,580,333

         IDS New Dimensions Fund (Y)                          66,501,616           52,351,870


 8.      TRANSACTIONS IN EMPLOYER SECURITIES

         The Common Stock of Navistar was purchased, distributed and sold by the Trustee during the Plan years ended December 31, as follows:


                                                                                            Net
                                                                        Sold              Loss on
         Plan Year            Purchased           Distributed         (at cost)           Disposal
         ---------            ---------           -----------         ----------          --------


           1997               $3,665,364          $   15,964          $2,845,013          $892,841
                              ==========          ==========          ==========          ========

           1996               $   12,954          $   13,061          $  323,235          $260,828
                              ==========          ==========          ==========          ========

           1995               $   26,311          $   26,311          $  551,334          $403,319
                              ==========          ==========          ==========          ========

 9.        BY FUND INFORMATION

           Investment income, participant pre-tax and after-tax contributions, benefits paid to participants and transfers to and from other qualified plans, by separate investment fund, are as follows for each of the three years in the period ended December 31, 1997.

                                                                        1997                1996                1995
                                                                    ------------         -----------         -----------

           Net realized/unrealized  appreciation
            (depreciation) in fair value of
            investments:
              Navistar Pooled Stock Master Trust Fund               $  2,077,554         $  (121,065)        $  (436,640)
              American Express Trust Collective Income Fund II         2,610,537           2,618,132           2,626,419
              American Express Trust Equity Index Fund                 9,613,902           5,191,035           5,286,987
              IDS Selective Fund (Y)                                      53,844            (337,431)            551,665
              IDS New Dimensions Fund (Y)                              8,110,168           8,013,997           7,724,225
              Templeton Foreign Fund                                    (389,735)            591,775             109,479
                                                                     -----------         -----------         -----------
           Total                                                     $22,076,270         $15,956,443         $15,862,135
                                                                     ===========         ===========         ===========

           Interest and dividend income:
              Navistar Pooled Stock Master Trust Fund                $     4,349         $         -         $        -
              American Express Trust Collective Income Fund II            78,096              74,368             72,807
              American Express Trust Equity Index Fund                    65,753              51,963             33,329
              IDS Selective Fund (Y)                                     486,359             506,743            337,512
              IDS New Dimensions Fund (Y)                              5,084,340           2,099,499          1,667,232
              Templeton Foreign Fund                                     856,040             269,692            248,681
                                                                     -----------         -----------         ----------
           Total                                                     $ 6,574,937         $ 3,002,265         $2,359,561
                                                                     ===========         ===========         ==========

           Participant pre-tax contributions:
              Navistar Pooled Stock Master Trust Fund                $    39,238         $         -         $         -
              American Express Trust Collective Income Fund II         2,704,078           3,750,627           3,925,317
              American Express Trust Equity Index Fund                 2,710,910           2,858,460           2,024,078
              IDS Selective Fund (Y)                                     855,205           1,233,966           1,029,154
              IDS New Dimensions Fund (Y)                              4,861,542           5,388,991           4,179,136
              Templeton Foreign Fund                                   1,121,867           1,115,569           1,012,893
                                                                     -----------         -----------         -----------
           Total                                                     $12,292,840         $14,347,613         $12,170,578
                                                                     ===========         ===========         ===========

           Participant after-tax contributions:
              Navistar Pooled Stock Master Trust Fund                $       500         $         -         $         -
              American Express Trust Collective Income Fund II            56,882              58,089              70,157
              American Express Trust Equity Index Fund                    37,196              64,654              33,920
              IDS Selective Fund (Y)                                      11,635              10,038              10,556
              IDS New Dimensions Fund (Y)                                 67,712              79,178              58,573
              Templeton Foreign Fund                                      22,837              47,658              40,195
                                                                     -----------         -----------         -----------
           Total                                                     $   196,762         $   259,617         $   213,401
                                                                     ===========         ===========         ===========

           Benefits paid to participants:
              Navistar Pooled Stock Master Trust Fund                $    45,494         $    31,203         $    52,599
              American Express Trust Collective Income Fund II         3,971,537           4,191,441           3,057,367
              American Express Trust Equity Index Fund                 1,440,639           1,129,939             552,080
              IDS Selective Fund (Y)                                     384,749             371,048             135,940
              IDS New Dimensions Fund (Y)                              2,212,078           1,955,670             958,158
              Templeton Foreign Fund                                     365,578             317,770              21,395
              Participant loans                                          155,298             140,061              76,056
                                                                     -----------         -----------         -----------
           Total                                                     $ 8,575,373         $ 8,137,132         $ 4,853,595
                                                                     ===========         ===========         ===========

                                                                   1997                   1996                 1995
                                                                 ---------             ---------             ---------

       Transfers from (to) other qualified plans- net:
          Navistar Pooled Stock Master Trust Fund                $ (84,929)            $       -             $       -
          American Express Trust Collective Income Fund II        (232,201)               80,944                     -
          American Express Trust Equity Index Fund                (175,078)               32,578                     -
          IDS Selective Fund (Y)                                    (6,531)              124,137                     -
          IDS New Dimensions Fund (Y)                             (243,717)              457,551                     -
          Templeton Foreign Fund                                   (23,118)               33,057                     -
          Participant Loans                                        (21,427)               36,420                     -
                                                                 ----------             --------             ---------
       Total                                                     $(787,001)             $764,687             $       -
                                                                 ==========             ========             =========

10.      SUBSEQUENT EVENTS

         Based on closing market prices on May 22, 1998, the market values of the Plan's investments held at December 31, 1997 have increased from the market value amounts shown in the Statement of Net Assets Available For Benefits, as follows:

               Navistar Pooled Stock Master Trust Fund               $ 1,556,429

               American Express Trust Collective
                   Income  Fund II                                     1,064,132

               American Express Trust Equity Index Fund                5,327,508

               IDS Selective Fund (Y)                                     12,281

               IDS New Dimensions Fund (Y)                             8,422,088

               Templeton Foreign Fund                                    762,016
                                                                     -----------
               Net increase in market value                          $17,144,454
                                                                     ===========

                                                                      SCHEDULE I
                                                                      ----------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a), DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
      DESCRIPTION OF INVESTMENT,
      INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,                        RATE OF INTEREST, COLLATERAL,
(1)   LESSOR OR SIMILAR PARTY                             PAR OR MATURITY VALUE                          COST           MARKET VALUE
---   -----------------------------------------------     ---------------------------------------   -------------       ------------

 *   Navistar Pooled Stock Master Trust Fund              697,325 units of participation            $   5,428,589        $ 4,588,397

     American Express Trust Collective Income Fund II     2,570,366 shares of beneficial
                                                             interest, collective investment fund      38,762,716         44,709,382

     American Express Trust Equity Index Fund             1,470,875 shares of beneficial
                                                             interest, collective investment fund      21,348,377         40,084,274

     IDS Selective Fund (Y)                               767,551 shares of beneficial
                                                             interest, mutual fund                      7,075,797          7,046,114

     IDS New Dimensions Fund (Y)                          2,786,925 shares of beneficial
                                                             interest, mutual fund                     46,516,206         66,501,616

     Templeton Foreign Fund                               769,713 shares of beneficial
                                                             interest, specialty growth mutual fund     7,761,131          7,658,640

     Participant Loans                                    Interest rates ranging from 6.67% - 10.30%,
                                                            (maturing 1998 through 2007)                3,987,776          3,987,776
                                                                                                     ------------       ------------

     TOTAL INVESTMENTS                                                                               $130,880,592       $174,576,199
                                                                                                     ============       ============

(1)  An asterisk indicates a party-in-interest.
------------------------------------------------------------------------------------------------------------------------------------

                                                                     SCHEDULE II

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) RETIREMENT SAVINGS PLAN
-------------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------

Single Transactions Exceeding 5% of Value - No transactions qualified for this section. Series of Transactions with the Same Broker Exceeding 5% of Value - No transactions qualified for this section. Series of Transactions in Same Security Exceeding 5% of Value:

                                                                Number      Number
                                        Description              of          of
     Identity of Issue                    of Asset            Purchases     Sales      Purchases         Sales       Net Gain
---------------------------      --------------------------   ---------    -------    -----------     ----------    ----------
IDS New Dimensions Fund (Y)      Mutual Fund                     126                  $13,207,985

IDS New Dimensions Fund (Y)      Mutual Fund                                 125                      $6,778,917    $2,262,419

American Express Trust
   Collective Income Fund II     Collective Investment Fund       90                    6,973,826

American Express Trust
  Collective Income Fund II      Collective Investment Fund                  132                       9,526,333     1,108,300

American Express Trust
  Equity Index Fund              Collective Investment Fund      124                    5,302,213

American Express Trust
  Equity Index Fund              Collective Investment Fund                   94                       3,264,749     1,410,514

Note: The above list of reportable transactions, provided by American Express Trust, was determined by comparing the current value of the transactions, or series of transactions, on the transaction date(s), with five percent of the current value of the Trust assets at the beginning of the Plan year; and, as such, may include transactions which represent 5 percent of the assets of the Trust, but may not represent transactions which represent 5 percent of Plan assets.

------------------------------------------------------------------------------------------------------------------------------